Exhibit 21.1

SUBSIDIARIES

Subsidiary	Jurisdiction

Transmation (Canada) Inc.	Canada

USEC Acquisition Corp.	Wisconsin

WTT Acquisition Corp.	New York

WTT Real Estate Acquisition, LLC	New York

Transcat Acquisition Corporation	New York